ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«05th» July 2005г.

2005 AUG -2 A 8:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

№ 13-11-36

[hand over personally by courier]
Securities and Exchange Commis
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010104

SUPPL

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletin published in newspaper "Neft Priobya", #27 (1721), dated June, 30, 2005 with information about the significant facts relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the documents.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey Fyodorov

Vice-President,
Head of Securities

PROCESSED
AUG 03 2005
THOMSON
FINANCIAL

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«08» июля 2005г. № 13-11-368

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста информационного сообщения, опубликованного в газете «Нефть Приобья» №27 (1721) от 30 июня 2005 года, о существенных фактах, затрагивающих финансово-хозяйственную деятельность ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к Антону Молчанову по телефону (7 095) 928 52 71 или к Андрею Серебрякову по телефону (7 3462) 42 63 41. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.

Приложение: на 2 листах в 1 экземпляре.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Никонова
(7 3462) 42 65 02

Information on the significant facts
“Information on yield paid out on the Issuer’s securities”
“Information on the period for the Issuer’s performance of obligations to the securities holders”

1. General Information	
1.1. The Issuer’s full corporate name:	***Open Joint Stock Company «Surgutneftegas»***
1.2. The Issuer’s abbreviated corporate name:	***OJSC “Surgutneftegas”***
1.3. The Issuer’s location:	***ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer’s OGRN code:	***1028600584540***
1.5. The Issuer’s taxpayer identification number:	***8602060555***
1.6. The Issuer’s unique code as assigned by the registering authority:	***00155-A***
1.7. The web site the Issuer uses to disclose information:	***www.surgutneftegas.ru***
1.8. The periodicals used by the Issuer to publish information:	***“Prilozheniye k Vestniku FSFR Rossii”, newspaper “Neft Priobya”***

1.9. The code of the significant fact:	***0600155A29062005*** ***0900155A29062005***

2. Information **“Information on yield paid out on the Issuer’s securities”, “Information on the period for the Issuer’s performance of obligations to the securities holders”**
2.1. Class, category (type), issue and other identifying attributes of the securities: ***ordinary and preferred non-documentary registered shares of OJSC “Surgutneftegas”.*** 2.2. Issues state registration numbers, state registration date: ***ordinary shares: 1-01-00155-A as of June 24, 2003; preferred shares: 2-01-00155-A as of June 24, 2003.*** 2.3. Registering body that has registered the securities issue: ***Federal Securities Market Commission of Russia.*** 2.4. The Issuer’s managing body which adopted a resolution to pay dividends on the Issuer’s shares: ***annual general shareholders’ meeting of OJSC “Surgutneftegas”.*** 2.5. Date when the resolution to pay dividends was adopted: ***April 30, 2005.*** 2.6. Date when the minutes of the general shareholders’ meeting of OJSC “Surgutneftegas” were drawn: ***May 3, 2005.*** 2.7. Total amount of dividends accrued on the Issuer’s shares of a certain category (type): ***RUR 14,290,397,882.00 for ordinary shares;*** ***RUR 4,675,112,905.44 for preferred shares;***

Amount of dividend accrued on one share of a certain category (type):
RUR 0.40 per an ordinary share;
RUR 0.607 per a preferred share.
2.8. Method of yield payment on the Issuer's securities: ***Cash.***
2.9. The Issuer's obligations: ***dividend payment for 2004;***
The Issuer's obligations in terms of money:
RUR 14,290,397,882.00 for ordinary shares;
RUR 4,675,112,905.44 for preferred shares;
2.10. Dividend payment end date (date when the Issuer's obligation should have been discharged): ***29.06.2005.***
2.11. Discharge of the Issuer's obligations: ***obligation discharged;***
2.12. Total amount of dividends paid out on the Issuer's shares of a certain category (type):
RUR 14,290,397,882.00 for ordinary shares;
RUR 4,675,112,905.44 for preferred shares;

3. Signature			
3.1.	***Director General, OJSC "Surgutneftegas"***	____________________	***Vladimir L. Bogdanov***
3.2.	Date: June 29, 2005	Stamp	